United States
Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 30, 2005
Commission File Number 000-27663
SIFY LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
Signatures

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
Mr. Anil Ahuja resigned from his position as the Chief Financial Officer of Sify Limited (“Sify”) effective November 30, 2005.
On December 5, 2005, the Board of Directors of Sify appointed Mr. Durgesh Mehta, 53, as Sify’s Chief Financial Officer. Prior to joining Sify, Mr. Mehta was the Finance Director of Unilever Arabia, Dubai, where he was responsible for the Finance, IT and Legal functions of the six GCC Countries, Iran and Yemen. Between 2000 and 2002, Mr. Mehta was the Financial Controller of Hindustan Lever Ltd.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 7, 2005

SIFY LIMITED
By:	/s/ R. Ramaraj
Name:	R. Ramaraj
Title:	Chief Executive Officer & Managing Director